FORM 4
                                                                                                    --------------------------------
[ ] CHECK THIS BOX IF NO LONGER                                                                              OMB APPROVAL
    SUBJECT TO SECTION 16. FORM 4 OR                                                                --------------------------------
    FORM 5 OBLIGATIONS MAY CONTINUE.                                                                OMB NUMBER:           3235-0287
    SEE INSTRUCTION 1(B).                                                                           EXPIRES:   SEPTEMBER 30, 1998
    (PRINT OR TYPE RESPONSES)                                                                       ESTIMATED AVERAGE BURDEN
                                                                                                    HOURS PER RESPONSE..........0.5
                                                                                                    --------------------------------
                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
   Winokur, Herbert S., Jr.                 The WMF Group, Ltd. (WMFG)                         (Check all applicable)
--------------------------------------------------------------------------------------------
   (Last)   (First)   (Middle)           3. IRS or Social   4. Statement for Month/Year       [X] Director  [X] 10% Owner
                                            Security Number                                   [ ]Officer    [ ]Other
                                            of Reporting                                       (give title   (specify title
    30 East Elm Street                      Person                                                below)        below)
---------------------------------------     (Voluntary)
        (Street)
                                                                                                  ----------------------------
------------------------------------------------------------------------------------------------------------------------------------
    Greenwich  CT       06830                               5. If Amendment,    7. Individual or Joint/Group Filing
---------------------------------------                        Date of Original    (Check Applicable Line)
   (City)   (State)     (Zip)                                  (Month/Year)
                                                                                   [ ] Form filed by One Reporting Person
                                                               December 1998       [X] Form filed by More than One Reporting Person
------------------------------------------------------------------------------------------------------------------------------------
                          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Trans-   3. Trans-     4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   (Instr.3)             action      action Code   or Disposed of (D)                Securities       Direct (D) or       Indirect
                         Date        (Instr. 8)    (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
                                                                                     Owned at End of  (Instr. 4)          Ownership
                         (Month/                                                     Month                                (Instr. 4)
                         Day/Year)
                                  -------------------------------------------------
                                     Code     V       Amount      (A) or (D) Price (Instr. 3 and 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
*If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                    SEC 1474 (7/96)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------------
1. Title of    2. Conversion  3. Transaction     4. Transaction  5. Number of
   Derivative     or Exercise    Date               Code            Derivative
   Security       Price of       (Month/Day/Year)   (Instr. 8)      Securities
   (Instr. 3)     Derivative                                        Acquired (A)
                  Security                                          or Disposed
                                                                    of (D)


                                                --------------------------------------
                                                      Code    V    (A)      (D)
--------------------------------------------------------------------------------------
Class A
Preferred Stock (1) 1-for-1(7)  12/31/98               P         727,194
--------------------------------------------------------------------------------------
Class A
Preferred Stock (1) 1-for-1(7)  12/31/98               P          44,368
--------------------------------------------------------------------------------------
Rights to Acquire
Common
Stock (2)           $5.00 per   12/31/98              J(2)        Rights
                    share                                         to acquire
                                                                  up to 132,806
                                                                  shares (2)
--------------------------------------------------------------------------------------
Rights to Acquire   $5.00 per   12/31/98              J(2)        Rights
Common Stock (2)    share                                         to
                                                                  acquire
                                                                  up to
                                                                  8,103
                                                                  shares (2)
--------------------------------------------------------------------------------------
Warrants to Acquire
Common Stock (3)       N.A.     12/31/98              J(3)                    240,000
--------------------------------------------------------------------------------------
Warrants to Acquire
Common Stock (3)       N.A.     12/31/98              J(3)                     14,643
--------------------------------------------------------------------------------------
Options to Acquire
Common Stock (4)       (4)      12/31/98              J(4)           5,000
--------------------------------------------------------------------------------------
Options to Acquire
Common Stock (4)       (4)      12/31/98              J(4)            302
--------------------------------------------------------------------------------------

FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                                        Owned at        Direct (D) or     (Instr. 4)
                                                             End of          Indirect (I)
                                                             Month           (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
------------------------------------------------------------------------------------------------------------
  Immed.            Common Stock 727,194      $4.587 per      727,194             D                  (5)
                                   (7)         share
-----------------------------------------------------------------------------------------------------------
  Immed.            Common Stock  44,368      $4.587 per       44,368             I                  (6)
                                   (7)         share
-----------------------------------------------------------------------------------------------------------
   (2)       (2)    Common Stock 132,806        N.A.          132,806(2)          D                  (5)
-----------------------------------------------------------------------------------------------------------
   (2)       (2)    Common Stock   8,103        N.A.            8,103             I                  (6)
-----------------------------------------------------------------------------------------------------------
10/20/98  9/04/03   Common Stock  240,000      (3)               0                D                  (5)
-----------------------------------------------------------------------------------------------------------
10/20/98  9/04/03   Common Stock  14,643       (3)               0                I                  (6)
-----------------------------------------------------------------------------------------------------------
7/1/99    12/31/08  Common Stock   5,000       (4)             5,000              D                  (5)
-----------------------------------------------------------------------------------------------------------
7/1/99    12/31/08  Common Stock    302        (4)               302              I                  (6)
-----------------------------------------------------------------------------------------------------------

Explanation of Responses:

1.        Securities acquired and directly owned by Capricorn Investors II, L.P.
("Capricorn II") pursuant to the closing of Stock Purchase Agreement dated as of October 16, 1998 and executed on December 31, 1998 among The WMF Group, Ltd. (the "Company"), Harvard Private Capital Holdings, Inc., Demeter Holdings Corporation ("Demeter"), Phemus Corporation ("Phemus") and Capricorn II (the "Stock Purchase Agreement"). At the closing of the Stock Purchase Agreement, which occurred on December 31, 1998, Capricorn II purchased 727,194 shares of class A non-voting, convertible preferred stock, par value $.01 per share, of the Company ("Class A Preferred Stock"). In connection with the execution of the Stock Purchase Agreement, on December 31, 1998 Capricorn II executed the Stand-By Agreement referenced in footnote 2 hereof and cancelled the Warrants referenced in footnote 3 hereof.

2. Rights to acquire shares of common stock, par value $.01 per share, of the Company ("Common Stock") by Capricorn II pursuant to Stand-By Purchase Agreement dated as of October 16, 1998 and executed on December 31, 1998 among the Company, Demeter, Phemus and Capricorn II (the "Stand-By Agreement"). The closing of the transactions contemplated by the Stand-By Agreement is scheduled to occur as soon as practicable following the expiration of the exercise period of the Rights (defined below) issued in the Rights Offering (defined below). Pursuant to the Stand-By Agreement, Capricorn II has committed to purchase up to 132,806 shares of Common Stock (the "Stand-By Shares") not subscribed for by other shareholders of the Company in the Rights Offering, including pursuant to any oversubscription privilege, at a purchase price of $5.00 per share. Pursuant to the Rights Offering, the Company will distribute on a pro rata basis transferable rights (each a "Right") to all holders of record of Common Stock on a record date to be determined by the Board of Directors of the Company, entitling such holders to receive 1.072 Rights for each share of Common Stock held by them on such record date. Each Right will entitle the holder thereof to purchase one share of Common Stock for $5.00 per share (the "Rights Offering"). In connection with the execution of the Stand-By Agreement, on December 31, 1998 Capricorn II executed the Stock Purchase Agreement referenced in footnote 1 hereof and cancelled the Warrants referenced in footnote 3 hereof.

3. 240,000 warrants ("Warrants") to purchase Common Stock beneficially held by Capricorn II were cancelled and retired pursuant to the terms of the Stock Purchase Agreement on December 31, 1998. As set forth in Section 5.2 of the Stock Purchase Agreement, the Company determined that the value of the Warrants was $30,000. In connection with the cancellation of the Warrants, on December 31, 1998 Capricorn II executed the Stock Purchase Agreement referenced in footnote 1 hereof and the Stand-By Agreement referenced in footnote 2 hereof.

4. Options to acquire 5,000 shares of Common Stock (the "Option Shares") were granted to Capricorn II on December 31, 1998 (the "1998 Option"). The 1998 Option is exercisable commencing on July 1, 1999, at a price per share equal to the fair market value of the Option Shares on December 31, 1998.

5. Securities acquired and directly owned by Capricorn II. At December 31, 1998, Capricorn II held 836,012 shares of Common Stock, 727,194 shares of Class A Preferred Stock and 870,000 derivative securities of the Company. The 870,000 derivative securities directly owned by Capricorn II at December 31, 1998 consisted of (i) rights to acquire 727,194 shares of Common Stock upon conversion of the Class A Preferred Stock, (ii) rights to acquire up to 132,806 Stand-By Shares pursuant to the Stand-By Agreement, (iii) rights to acquire 5,000 shares of Common Stock pursuant to an option granted in 1997 (the "1997 Option"), and (iv) rights to acquire 5,000 shares of Common Stock pursuant to the 1998 Option.

6. Securities beneficially owned by Mr. Winokur, who may be deemed to have a pecuniary interest in these securities owned by Capricorn II through (i) Capricorn Holdings, LLC, which is the general partner of Capricorn II, (ii) his limited partnership interest in Capricorn II and (iii) Winokur Family Investors, LLC ("WFI"), which is a limited partner of Capricorn II. WFI is controlled by Mr. Winokur and owned by Mr. Winokur and members of his immediate family. Other than with respect to 14,488 shares of Common Stock, 12,603 shares of Class A Preferred Stock and 15,071 derivative securities (such 15,071 derivative securities consisting of (i) rights to acquire 12,603 shares of Common Stock upon conversion of the Class A Preferred Stock, (ii) rights to acquire up to 2,302 Stand-By Shares pursuant to the Stand-By Agreement, (iii) rights to acquire 83 shares of Common Stock pursuant to the 1997 Option, and (iv) rights to acquire 83 shares of Common Stock Pursuant to the 1998 Option), Mr. Winokur disclaims beneficial ownership of the shares and derivative securities beneficially owned by WFI.

7. Each share of Class A Preferred Stock is convertible at the option of the holder thereof at any time into (i) one share of Common Stock, adjusted as provided in the Certificate of Designations, Preferences and Rights of the Class A Preferred Stock (the "Certificate of Designations"), plus (ii) an additional number of shares of Common Stock having a fair market value on the date of conversion equal to accrued but unpaid cash dividends through the conversion date on such share of Class A Preferred Stock. The Class A Preferred Stock is also subject to mandatory conversion and optional redemption by the Company, as provided in the Certificate of Designations.

                                                                                    /s/ HERBERT S. WINOKUR, JR.     January 11, 1999
                                                                                        -----------------------
                                                                                        Herbert S. Winokur, Jr.
**      International misstatements or omissions of facts constitute Federal
        Criminal Violations. SEE 18 U.S. C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                      Capricorn Investors, II, L.P. January 11, 1999

                                                                                      By: Capricorn Holdings, LLC

                                                                                      /s/ HERBERT S. WINOKUR, JR.
                                                                                      -----------------------------
                                                                                      Name: Herbert S. Winokur, Jr.
                                                                                      Title: Manager

FORM 4 - ADDITIONAL REPORTING PERSON INFORMATION

1.       Name and Address of Additional Reporting Person:

         Capricorn Investors II, L.P.
         30 East Elm Street
         Greenwich, Connecticut  06830